

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2021

Marina Konstantinova
Chief Executive Officer
Orion Bliss Corp.
Ashdod
Kalonite 9-57
Israel
7724233

      Re: Orion Bliss Corp.
           Registration Statement on Form S-1
           Filed June 23, 2021
           File No. 333-257326

Dear Ms. Konstantinova:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   We note your disclosure on page 8 that you will not be placing the proceeds from the offering in an escrow or trust account. Please revise the cover page to indicate that and to describe the effect on investors. Refer to Rule 501(b)(8)(iii) of Regulation S-K.

General Information About Our Company, page 4

2.   Please revise the Summary to disclose that you have not made any product sales to date and also disclose your cash on hand as of the most recent practicable date.

Risk Factors, page 11

3.   Here you state you have elected to take advantage of the extended transition period for complying with new or revised accounting standards under Section 107 of the JOBS Act. However, your risk factor disclosure on page 8 and your market for common equity and related stockholder matters disclosure on page 29 state that you have irrevocably elected not to avail yourselves of this exemption from new or revised accounting standards. Please correct these apparent inconsistencies. If you elect to opt out of these provisions, please indicate as such on the cover page.

Dilution of the Price Investor Pays for its Shares, page 14

4.   Please recalculate and revise the net tangible book value and per share amount. In that regard, we note that you disclosed stock holder equity to be ($1,725.00) on page 15, which, if divided by 2,000,000 shares, should equal to (0.00086) per share. Please revise all the related balances in the dilution table on page 15.

5.   Please recalculate and revise the 10,000,000.00 shares after offering in the 100% column on page 15. In that regard, we note you disclosed 7,000,000 total outstanding shares on the same page and on page 5. Please revise the entire column as needed.

Interest of Named Experts and Counsel, page 17

6.   We note your disclosure that Morgan E. Pettiti, Esq. has passed upon the validity of the shares being offered, but the legality opinion appears to have been provided by Mont E. Tanner, Esq. Please revise or advise.

Description of Our Business, page 18

7.   We note your disclosure that you will incur penalties if you do not complete your website in one year. Please revise to disclose the amount of such penalties and who would be imposing such penalties on the company.

Agreement with our Supplier, page 20

8.   Please revise to indicate whether you have an agreement in place with Milk_shake and/or a supplier/distributor of Milk_shake products. If so, please file the agreement as an exhibit to the registration statement and provide a summary of the terms of such agreement in the Business section. In this regard, it is unclear whether the disclosure on pages 19 to the top of page 23 is language copied from such an agreement. To the extent that you do not have any agreements in place with the manufacturer or a distributor, we may have additional comment.

By Word of Mouth, page 23

9.   Please remove this section as it appears to contain language that is solely intended to market the product rather than to describe your business to investors.

Source of Products, page 24

10.   We note your disclosure in this section that you intend to purchase salon products directly from the manufacturer/supplier based upon orders you have already received from customers. Please revise to clarify whether you already have customers who have placed orders with you.

Description of Property, page 28

11.   Please revise to disclose whether your business office is owned or rented by the company. If the office space is being rented, please disclose whether there is a formal rental agreement in place, file the agreement as an exhibit and summarize the terms in this section.

Plan of Operation, page 32

12.   Please update this section to reflect that you have already executed a website purchase agreement and disclose whether you have already paid the fee.

Certain Relationships and Related Transactions, page 40

13.   We note that there are certain related party loans in the financial statements but such loans are not mentioned here. Please refer to Regulation S-K, Item 404(d) and revise or advise, as applicable.

Financial Statements, page F-1

14.   Please revise to remove "condensed" from the heading of the financial statement index.

Balance Sheet, page F-3

15.   Please revise the header of the balance column to state "As of April 30, 2021".

Statement of Cash Flows, page F-6

16.   Please revise to net the change in accounts payable in the operating activities with the website development in the investing activities since the related activities did not result in any cash flow impact. In this regard, it appears that this apparent error generates a reported operating cash flow surplus instead of deficit.

Note 3. Summary of Significant Accounting Policies, page F-7

17.   Given that Website Development comprises 100% of your total assets, please expand your footnote disclosure to fully describe this asset and your accounting policy for it, including any justification to capitalize the entire commitment amount, and the specific factors considered in determining the amortization period and method for this asset. Please cite the accounting literature you relied upon.

Note 4. Loan from Director, page F-9

18. Here you state that as of April 30, 2021, the company owed $1,925 to its sole director, which appears to erroneously include the $200 for common stock. You further state that the amount is outstanding and payable upon request, which is conflicting with your statement on page 38 that the cash compensation $1,000 has been deferred for 24 months as per Consulting Agreement. Please revise to be consistent.

Note 6. Income Taxes, page F-10

19. Please revise the first paragraph to remove the statement that you revalued your ending net deferred tax assets due to the Tax Reform Act since you were never subject to the previous 34% rate.

General

20. Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have no cash, nominal other assets, no revenues to date and nominal operations. We also note that significant steps remain to commence your business plan. Please disclose in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status and the highly illiquid nature of an investment in your shares. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. If you do not believe that you are a shell company, please provide us with your legal analysis.

21. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

22. Please provide the information required by Item 403 of Regulation S-K, security ownership of certain beneficial owners and management.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Li Xiao at (202) 551-4391 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3798 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mont E. Tanner, Esq.